UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No: 0-7261
                                                          CUSIP No: 159420 20 7

                                  (Check One):
[ ] Form 10-K    [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form N-SAR

                  FOR PERIOD ENDED:   June 30, 1999
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                  [ ] Transition Report on Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-QSB
                  [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

CHAPARRAL RESOURCES, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

2211 Norfolk, Suite 1150
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Address of Principal Executive Office (Street and Number)

Houston, Texas 77098
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]      (a)        The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                    10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)        The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     Registrant owns interest in oil and gas properties in a foreign country through a subsidiary which has a 50% interest in a foreign entity that owns the interest in the oil and gas properties. The Registrant has been advised that delays have been encountered in obtaining the financial information for such entities. Therefore personnel of the Registrant have been unable to complete the required financial information for the quarter ended June 30, 1999, in order for the Registrant's Quarterly Report on Form 10-Q to be filed within the prescribed time period.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

       Michael B. Young               713                    807-7100
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           (Name)                 (Area Code)          (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Registrant will report a net loss between $950,000 and 1,100,000 for the three months ended June 30, 1999, and reported a net loss of $926,000 for the three months ended June 30, 1998. The increase in the loss was primarily due to general and administrative cost as a result of increased overhead incurred by the Registrant in connection with the expanding workover and exploration operations in Kazakstan. Also the Registrant's equity loss in Karakuduk-Munay, JV ("KKM") increased during the three months ended June 30, 1999 as compared to the three months ended June 30, 1998, due to increased operational costs directly related to development of oil and gas properties held by KKM.


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                            Chaparral Resources, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   August 16, 1999                      By :  /s/  Michael B. Young
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                                             Michael B. Young, Treasurer and
                                                               Controller


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

       Intentional misstatements or omissions of fact constitute
           Federal Criminal Violations (See 18 U.S.C. 1001).